GIOVANNI CARUSO Partner
345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

July 25, 2022

Jim Lopez

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Embrace Change Acquisition Corp.

Amendment No. 3 to Registration Statement on Form S-1

Filed on July 13, 2022

File No. 333-265184

Dear Mr. Lopez:

On behalf of our client, Embrace Change Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated July 22, 2022 (the “Staff’s Letter”) regarding the Company’s Amendment No. 3 to Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amendment No. 4”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amendment No. 4, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles    New York    Chicago    Nashville    Washington, DC    San Francisco    Beijing    Hong Kong    www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Jim Lopez U.S. Securities & Exchange Commission July 25, 2022 Page 2

Amendment No. 3 to Registration Statement on Form S-1 filed July 13, 2022

Summary, page 1

1.

We note your response to comments 1 and 3 and revised disclosure that two of your officers and directors are residents of China (including Hong Kong and Macau). However, you also state that your “officers and directors are not covered by any Chinese permissions requirements since none of them is a citizen of or based in mainland China.” Please clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong and discuss whether and how that impacts your determinations. Please also discuss the commensurate laws and regulations in Hong Kong, if applicable, and any risks and consequences to the company associated with those laws and regulations. For example, revise Enforcement of Civil Liabilities on page 112 to provide additional disclosure related to the enforceability of civil liabilities in Hong Kong. Additionally, provide disclosure in your last Risk Factor on page 24 regarding commensurate laws or regulations in Hong Kong which result in oversight over data security, and explain how this oversight impacts your officers and directors and to what extent you believe they are compliant with the regulations or policies that have been issued.

Response: The disclosures on pages 6, 24, 52 and 113 have been revised to clarify that two of the Company’s officers and directors are residents of mainland China (our other officers and directors are residents of the United States; none of them live in Hong Kong or are Hong Kong residents).

Risk Factors, page 24

2.

We note your response to comment 4 and the amended disclosure on page 26 regarding liquidity risks. However, the cross reference on page 33 refers to a different risk factor subheading and does not identify the discussion on page 26. Please revise to include the correct reference regarding liquidity risks in the event you are unable to consummate a business combination due to your sponsor’s substantial ties with a non-U.S. person.

Response: The disclosure on page 33 has been revised to add the cross reference to the risk factor titled “We may not be able to consummate our initial business combination within the required time period, in which case we would cease all operations except for the purpose of winding up and we would redeem our public shares and liquidate.” from page 26.

General

3.

We note your disclosure in your risk factor on page 32 that your sponsor, officers, directors and affiliates may purchase shares from public stockholders for the purpose of voting those shares in favor of a proposed business combination, thereby increasing the likelihood of the completion of the combination. Please advise us how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

Jim Lopez U.S. Securities & Exchange Commission July 25, 2022 Page 3

Response: The disclosure on pages 32 and 85 has been revised to clarify that any public shares purchased will not be voted in accordance with Tender Offers and Schedules Compliance and Disclosure Interpretations Question 166.01.

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso

Partner